UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 24, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: 2 x Managers transactions

Stock exchange release 24 October 2023	1 (2)

Nokia Corporation
Managers’ transactions
24 October 2023 at 18:00 EEST

Nokia Corporation - Managers' transactions (Martikainen)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Martikainen, Piia Susanna
Position: Closely associated person

(1):Person Discharging Managerial Responsibilities In Issuer
Name: Uitto, Tommi
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 41426/5/4

Transaction date: 2023-10-23
Venue: NASDAQ HELSINKI LTD (XHEL)
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: ACQUISITION

Transaction details
(1): Volume: 197 Unit price: 3.03193 EUR

Aggregated transactions
(1): Volume: 197 Volume weighted average price: 3.03193 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 24 October 2023	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 24 October 2023	1 (2)

Nokia Corporation
Managers’ transactions
24 October 2023 at 18:00 EEST

Nokia Corporation - Managers' transactions (Uitto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Uitto, Tommi
Position: Other senior manager

Issuer: Nokia Corporation
LEI: 549300A0JPRWG1KI7U06
Notification type: INITIAL NOTIFICATION
Reference number: 41425/5/4

Transaction date: 2023-10-23
Venue: NASDAQ HELSINKI LTD (XHEL)
Instrument type: SHARE
ISIN: FI0009000681
Nature of the transaction: ACQUISITION

Transaction details
(1): Volume: 197 Unit price: 3.03193 EUR

Aggregated transactions
(1): Volume: 197 Volume weighted average price: 3.03193 EUR

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

www.nokia.com

Stock exchange release 24 October 2023	2 (2)

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2023		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer